UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO ANNOUNCES PROVISIONAL SUSPENSION OF EXTRAORDINARY SHAREHOLDERS’ MEETING

Guadalajara, Jalisco, Mexico, November 29, 2013 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) informs that, in order to preserve the proper functioning of the Company’s governing bodies, the Company obtained a provisional suspension from a Federal Court in an amparo proceeding following a review of the legality of the order issued on November 12, 2013 by the 38th Civil Court of Mexico City announced on November 16, 2013 in which it published an announcement regarding an extraordinary shareholders’ meeting, to discuss and possibly approve the non-renewal of the Technical Assistance and Technology Exchange Contract (“CATTT”), which was signed on August 25, 1999, by GAP, its subsidiaries and its strategic partner, Aeropuertos Mexicanos del Pacífico. The order holds that no act occur in furtherance of the Company’s extraordinary shareholders’ meeting originally ordered by such court.

In the opinion of the Company, as long as the above-referenced suspension order remains valid, the acts that had been authorized by the order issued on November 12, 2013 cannot take place. These include the Extraordinary Shareholders’ Meeting that was irregularly convoked at the request of a shareholder and that was scheduled to take place on December 3, 2013.

The above information is published in order to duly inform the Company’s shareholders and in accordance with the press release issued by the Company on November 19, 2013 in which GAP indicated that it would be updating the market as soon as information became available in respect of actions taken by the 38th Civil Court of Mexico City. Without regard to the positions released by the Company in its recent press releases, which have related to the resolution mentioned above in which a special shareholders’ meeting was ordered, such positions are released independently without regards to whether the Company shares such positions.

       For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: December 2, 2013